WOODSIDE

05007106

29 March 2005

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Drilling Report – WA-350-P Pluto-1, lodged with the Australian Stock Exchange on 29 March 2005;
- Drilling Report – VIC/P37(v) Halladale-1 DW-1 (Location Black Watch), lodged with the Australian Stock Exchange on 29 March 2005.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

ASX ANNOUNCEMENT
(ASX: WPL)

TUESDAY, 29 MARCH 2005
7:30AM (WST)

WOODSIDE

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

WA-350-P
PLUTO-1

Woodside Energy Ltd., a wholly owned subsidiary of Woodside Petroleum Ltd., reports that the Pluto-1 exploration well in the Carnarvon Basin has reached a total depth of 3.300 metres. Wireline logs are currently being run with preliminary analysis indicating a gross gas column of approximately 209 metres.

The *'Atwood Eagle'* semi-submersible rig is drilling the well. The well is approximately 110 kilometres southwest of the North Rankin Platform. Water depth at the location is 976 metres.

All reported depths (except water depth) are referenced to the rig rotary table.

Woodside Energy Ltd. has a 100% interest in WA-350-P.

ASX ANNOUNCEMENT
(ASX: WPL)

TUESDAY, 29 MARCH 2005
10:00AM (WST)

WOODSIDE

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

VIC/P37(v)
HALLADALE-1 DW-1 (LOCATION BLACK WATCH)

Woodside Energy Ltd., a wholly owned subsidiary of Woodside Petroleum Ltd., reports that at 06:00 hrs AEST on 29 March 2005, exploration well Halladale-1 DW-1 (Location Black Watch) had reached a depth of 839 metres and $9^5/_8$ inch casing has been run and cemented. Preparations are being made to drill ahead in 8½ inch hole.

The *'Ocean Patriot'* semi-submersible rig is drilling the well. The well is located in Otway Basin permit VIC/P37(v), approximately 4 km from shore and 24 kilometres west of the coastal township of Port Campbell. Water depth at the location is 45.9 metres. Origin Energy Resources Limited is Operator of the permit, with drilling operations managed by Woodside Energy Ltd. under an agreement with Origin Energy.

All reported depths (except water depth) are measured along hole below the rig rotary table.

Joint venture participants in VIC/P37(v) are Woodside Energy Ltd. (62.5%) and Origin Energy Resources Limited (37.5%).



142°0'0"E
143°0'0"E
38°0'0"S
39°0'0"S
TERANG
COLAC
PORTLAND
PORT FAIRY
WARRNAMBOOL
VIC/P37(V)
Halladale-1 DW-1 (Location Black Watch)
Peterborough
Port Campbell
Casino
Minerva
La Bella
Geographe
Thylacine
Conan-1
Loch Ard-1
Geographe North-1
Hill-1
0
50
Kilometres
GDA94

WOODSIDE

30 March 2005

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Production starts at Mutineer-Exeter, lodged with the Australian Stock Exchange on 30 March 2005.

It would be greatly appreciated if you could return.by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

ASX ANNOUNCEMENT
(ASX: WPL)

WEDNESDAY, 30 MARCH 2005
7:50AM (WST)

MEDIA

TONY JOHNSON
W: + 61 8 9348 5034
M: + 61 417 916 638
E: tony.johnson@woodside.com.au

INVESTORS

MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

PRODUCTION STARTS AT MUTINEER-EXETER

Woodside Energy Ltd., a wholly owned subsidiary of Woodside Petroleum Ltd., advises that oil production has started at the Mutineer-Exeter oil fields offshore north-western Australia.

Initial daily production of the Mutineer-Exeter oil fields is expected to be between 70,000 and 90,000 barrels of oil a day (100% share).

Production will be initially through seven wells tied to a floating production, storage and offloading facility, with provision for up to nine wells in the Mutineer field and five in the Exeter field. The floating production vessel has a storage capacity of 930,000 barrels.

The Mutineer-Exeter oil fields are about 150 kilometres north of Dampier in Western Australia.

Joint venture participants in the Mutineer-Exeter project are: Woodside Energy Ltd. (8.2%); Santos Ltd (33.4%); Kufpec Australia Pty Ltd (33.4%); and, NOEX Dampier (25%). Santos is operator.